Exhibit 4.4

FIRST AMENDED

CERTIFICATE OF DESIGNATION OF

SERIES C SENIOR PREFERRED STOCK

OF

GEOKINETICS INC.

PURSUANT TO SECTION 151(g) OF THE

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

Geokinetics Inc. (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, hereby certifies that:

ONE:                     The Certificate of Designation of Series C Senior Preferred Stock of the Corporation was filed with the Secretary of State of the State of Delaware on December 18, 2009.

TWO:                    Pursuant to the authority expressly granted to and vested in the Board of Directors of the Corporation by Article FOURTH of the Corporation’s Certificate of Incorporation (the “Certificate of Incorporation”), the Board of Directors for the Corporation, at a meeting duly and properly called and held December 2, 2009, duly adopted a resolution providing that the Certificate of Designation of Series C Senior Preferred Stock of the Corporation be amended in its entirety, as follows:

(1)           Series C Preferred Stock.

(a)           Dividends.             The holders of Series C Preferred Stock, prior and in preference to any declaration or payment of any dividend on any class or series of capital stock of this Corporation, shall be entitled to receive dividends, cumulative and compounded, at the applicable Dividend Rate (as defined below).  All dividends will accumulate until paid in cash, whether or not declared, and whether or not there are any funds legally available for the payment of such dividends.  For purposes of this Section 1(a)(i), “Dividend Rate” shall mean 11.75% per annum, compounded quarterly effective as of the date of issuance of the Series C Preferred Stock, of the Original Issue Price (defined in Section 1(b)(i) below) for each share of Series C Preferred Stock.  After December 16, 2015, all dividends shall be paid in cash on each quarterly dividend payment date. All unpaid dividends on Series C Preferred Stock shall be cumulative and shall accrue, compounding quarterly, regardless of whether or not the Corporation shall have funds legally available for the payment of such dividends.

(b)           Liquidation Preference.

(i)            The holders of Series C Preferred Stock, in the event of any Liquidation Event (as defined below), either voluntary or involuntary, shall be entitled to receive,

prior and in preference to the distribution of any proceeds of such Liquidation Event (the “Proceeds”) to the holders of Common Stock and other preferred securities (but pari passu to the holders of Series B Preferred Stock), an amount per share (the “Liquidation Preference Amount”) equal to (A) the sum of the Original Issue Price (as defined below) for the Series C Preferred Stock, plus (B) any accrued but unpaid dividends, which have been accrued to the date of payment. In case the net assets of the Corporation legally available therefor are insufficient to permit the payment upon all outstanding shares of Series C Preferred Stock of the full preferential amount to which the holders of such shares are entitled, then such net assets shall be distributed ratably upon outstanding shares of Series C Preferred Stock in proportion to the full preferential amount to which each such share is entitled. For purposes hereof, “Original Issue Price” shall mean $250.00 per share for each share of Series C Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like with respect to the Series C Preferred Stock).

(ii)           For purposes of this Section 1(b), a “Liquidation Event” shall include (A) the sale, transfer or other disposition of all or substantially all of the Corporation’s assets, (B) the merger or consolidation of the Corporation with or into another entity (except a merger or consolidation in which the holders of capital stock of the Corporation immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Corporation or the surviving or acquiring entity), (C) the transfer (whether by merger, consolidation, exchange, reorganization or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than Avista Capital Partners, L.P. and its affiliates), of the Corporation’s equity securities if, after such transfer, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Corporation (or the surviving or acquiring entity) or (D) a liquidation, dissolution or winding up of the Corporation; provided, however, that a transaction shall not constitute a Liquidation Event if its sole purpose is to change the state of the Corporation’s incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Corporation’s securities immediately prior to such transaction. The treatment of any particular transaction or series of related transactions as a Liquidation Event hereunder may be waived by the vote or written consent of the holders of a majority of the outstanding Series C Preferred Stock (voting on an as converted basis).

(iii)          In any Liquidation Event, if Proceeds received by the Corporation or its stockholders are other than cash, their value will be deemed their fair market value. The determination of such fair market value shall be made by the Board of Directors of the Corporation or as otherwise may be set forth in the definitive agreements governing such Liquidation Event.

(c)           Redemption.

The Corporation shall redeem all outstanding shares of Series C Preferred Stock on December 16, 2015.  Each share of Series C Preferred Stock to be redeemed hereunder shall be redeemed by payment by the Corporation in cash of the Redemption Price (as defined below). For purposes hereof, the term “Redemption Price” shall mean, with respect to each share of Series C Preferred Stock, an amount equal to the Liquidation Preference Amount.

(d)           Approval Rights.  So long as at least 100,000 shares of Series C Preferred Stock remain outstanding, the Corporation shall not, without first obtaining the approval (by vote or written consent, as provided by law) of not less than a majority of the then-outstanding shares of the Series C Preferred Stock:

(A)          Amend the Corporation’s Certificate of Incorporation or Bylaws in any material respect (other than an amendment to change the name of the Corporation);

(B)          Declare or pay any dividend or other distribution upon the Corporation’s capital stock (except dividends payable solely in shares of Common Stock or Series B or Series C Preferred Stock in lieu of payment of cash dividends), or purchase, redeem, or otherwise acquire any shares of the Corporation’s capital stock, except for repurchases, at cost, of shares of the capital stock of the Corporation (pursuant to rights held by the Corporation as of the Filing Date) held by the Corporation’s consultants, directors, officers or employees;

(C)          Sell, lease, assign, transfer or otherwise convey or otherwise dispose of all or substantially all of the assets of the Corporation or any of its subsidiaries, or effect any consolidation, merger or reorganization involving the Corporation or any of its subsidiaries, or effect any transaction or series of related transactions in which the Corporation’s stockholders immediately prior to such transaction or transactions own immediately after such transaction or transactions less than 50% of the voting securities of the surviving corporation or entity (or its parent);

(D)          Reclassify, reorganize or recapitalize the Corporation’s outstanding capital stock;

(E)           Create or issue any class or series of stock or other security of the Corporation on parity with or having preference over the Series C Preferred Stock or increase the authorized number of shares of the Series C Preferred Stock;

(F)           Effect any transaction with the management, related parties or other affiliates of the Corporation, or extend or waive the terms of any such existing transactions, other than (1) issuances of options, warrants or Common Stock pursuant to an equity incentive plan or similar arrangement approved by the Board of Directors or (2) any other transaction with management, related parties or affiliates of the Corporation on terms approved by a majority of the members of the Board of Directors who are not, either directly or indirectly, a party to such transaction; and

(G)          Increase or decrease the number of directors on the Board of Directors of the Corporation.

(e)           Financial Statements, Reports, etc.  The Corporation shall furnish to each to each holder of the Series C Preferred Stock:

(i)            within 90 days after the end of each fiscal year, its consolidated balance sheet and related statements of income, stockholders’ equity and cash flows showing the financial condition of the Corporation and its consolidated subsidiaries as of the close of such fiscal year and the results of its operations and the operations of such persons during such year, together with comparative figures for the immediately preceding fiscal year, all in reasonable detail and prepared in accordance with United States generally accepted accounting principles (“GAAP”), all audited by UHY, LLP or other independent public accountants of recognized national standing and accompanied by an opinion of such accountants (which opinion shall be without any qualification or exception as to the scope of such audit) to the effect that such consolidated financial statements fairly present the financial condition and results of operations of the Corporation and its consolidated subsidiaries on a consolidated basis in accordance with GAAP;

(ii)           within 45 days after the end of each of the first three fiscal quarters of each fiscal year, its consolidated balance sheet and related statements of income, stockholders’ equity and cash flows showing the financial condition of the Corporation and its consolidated subsidiaries as of the close of such fiscal quarter and the results of its operations and the operations of such persons during such fiscal quarter and the then elapsed portion of the fiscal year, and comparative figures for the same periods in the immediately preceding fiscal year, all certified by one of its chief executive officer, chief financial officer, any vice president, principal accounting officer, treasurer, assistant treasurer or controller of such person as fairly presenting in all material respects the financial condition and results of operations of the Corporation and its consolidated subsidiaries on a consolidated basis in accordance with GAAP, subject to normal year-end audit adjustments and the absence of footnotes.

[SIGNATURES ON FOLLOWING PAGE]

IN WITNESS WHEREOF, Geokinetics Inc. has caused this Certificate of Designation to its Certificate of Incorporation to be signed by Richard F. Miles, its President and Chief Executive Officer, this 12th day of February, 2010.

GEOKINETICS INC.

By:	/s/ Richard F. Miles
Richard F. Miles, President and
Chief Executive Officer